                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

                              (AMENDMENT NO. 1)(1)




                              Synergy Brands, Inc.
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                                (Name of Issuer)

                          Common Stock, $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    87159E303
             -------------------------------------------------------
                                 (CUSIP Number)

        Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102
                             (Tel.) (941) 262-8577
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                January 30, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                Page 1 of 5 pages

----------------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP NO. 87159E303                   13D                            PAGE 2 OF 5

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Lloyd I. Miller, III                                       ###-##-####
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


     PF-OO**
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR  2(e)

                                                                      [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     United States
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        NUMBER OF         7        SOLE VOTING POWER

         SHARES                    544,052***
                          ------------------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                   392,056***
                          ------------------------------------------------------
         EACH             9        SOLE DISPOSITIVE POWER

       REPORTING                   544,052***
                          ------------------------------------------------------
        PERSON            10       SHARED DISPOSITIVE POWER

         WITH                      392,056***

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     936,108
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                       [ ]



--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     18.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON


     IN-IA-OO**
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**SEE RESPONSE TO ITEM 3 IN THE ORIGINAL SCHEDULE 13D.
***SEE RESPONSE TO ITEM 5, HEREIN.
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CUSIP NO. 87159E303                                                  PAGE 3 OF 5

AMENDMENT NO. 1 TO THE ORIGINAL REPORT ON SCHEDULE 13D

Item 1. Security and Issuer

      This constitutes Amendment No. 1 (the "Amendment") to the Statement on
Schedule 13D, filed on behalf of Lloyd I. Miller, III ("Miller"), dated September 26, 2001 (the "Statement"), relating to the Common Stock, par value $0.001 (the "Shares") of Synergy Brands, Inc. (the "Company"). The Company has its principal executive offices at 1175 Walt Whitman Rd., Melville, NY 11747. The purpose of this Amendment is to report that since the filing of the Statement, Miller purchased additional shares and a material change occurred in the percentage of Shares beneficially owned by Miller. On the date of the filing of the Statement, the number of issued and outstanding Shares was 4,787,909 (including the 100,000 Shares which Miller does not actually own, but has a right to purchase with respect to the warrants Miller beneficially owns, the "Warrants"), and the percentage of Shares beneficially owned by Miller was 18.4%. Pursuant to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, the number of issued and outstanding Shares on November 1, 2001 was 5,062,809 (including the Warrants). Solely as a result of the increase of the number of issued and outstanding Shares subsequent to the date of the filing of the Statement, the percentage of Shares beneficially owned by Miller was reduced to 17.4%. As a result of Miller's additional purchases, the percentage of Shares beneficially owned by Miller on January 30, 2002 increased to 18.5%, and although the percentage of outstandig shares beneficially owned by Miller has not increased or decreased by 1% since the filing of the Statement, Miller has acquired 1% of the outstanding Shares of the Company since the filing of the Statement.

      Item 4. is hereby amended and restated as follows:

      Item 4. Purpose of the Transaction

      Miller considers his beneficial ownership reported herein of the 936,108 Shares as an investment in the ordinary course of business. From time to time, Miller may acquire additional Shares or dispose of all or some of the Shares which he beneficially owns. Miller has filed this report because a material change occurred in the percentage of Shares beneficially owned by Miller.

      Item 5. Is hereby amended and restated as follows:

      Item 5. Interest in Securities of the Issuer

      (a) Miller is deemed to beneficially own 936,108 Shares (18.5% of the outstanding Shares, based on 5,062,089 Shares outstanding, including the Warrants). As of the date hereof, 243,048 of such beneficially owned Shares are owned of record by Trust A-4; 47,008 of such beneficially owned Shares are owned of record by Trust C; 240,000 of such beneficially owned Shares are owned of record by Milfam I, L.P.; 62,100 of such beneficially owned Shares are owned of record by Milfam II, L.P.; 161,952 of such beneficially owned Shares are owned of record by Miller directly; and 82,000 of such beneficially owned Shares are owned of record by Dail Miller. As of the date hereof, Dail Miller is the owner of record of Warrants to purchase 20,000 of such beneficially owned Shares; Miller on his own behalf is the owner of Warrants to purchase 20,000 of such beneficially owned Shares; and Milfam I, L.P. is the owner of record of Warrants to purchase 60,000 of such beneficially owned Shares.

      (b) Miller has or may be deemed to have shared voting power and shared dispositive power for all such shares held of record by the Trusts and Dail Miller. Miller has or may be deemed to have sole voting power and sole dispositive power for all such shares held of record by Milfam I, L.P., Milfam II, L.P. and Miller directly.

      (c) The table below details the purchases of Shares by Trust A-4 and Lloyd I. Miller, III directly effected by Miller the past 60 days.

CUSIP NO. 87159E303                                                  PAGE 4 OF 5



                                     TRUST A-4

    Date of Transaction      Number of Shares Purchased     Price Per Share
      January 16, 2002                 25,163                    $1.25

      January 29, 2002                 12,046                    $1.25

      January 30, 2002                 12,600                    $1.25



                                LLOYD I. MILLER, III

    Date of Transaction      Number of Shares Purchased     Price Per Share

      January 25, 2002                  5,500                    $1.25

      (d) Persons other than Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from, the sale of such securities.

CUSIP NO. 87159E303                                                  PAGE 5 OF 5



      After reasonable inquiry and to the best knowledge and belief of the undersigned, I certify that the information set forth in this statement is true, complete and correct.



      Dated: February 11, 2002                  /s/ Lloyd I. Miller, III
                                                ------------------------
                                                Lloyd I. Miller, III